



SEC 17016589 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31,2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-68542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Apollo Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**NY**	**10019-2701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnieszka Jackowska **(212)-515-3277**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112-0015**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number



AFFIRMATION

We, Martin Kelly and Agnieszka Jackowska, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of and for the year ended December 31, 2016, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Martin Kelly,
Chief Financial Officer



Agnieszka Jackowska,
FINOP

Subscribed to before me this
14 the date of February 2017



Notary Public

LOUIS GROSSI
Notary Public, State of New York
No. 01GR6353044
Qualified in New York County
Commission Expires Jan. 17, 2021

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC:

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Apollo Global Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2017

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$ 74,157,092
Underwriting fee receivables	1,864,688
Fee receivables from related parties	1,093,793
Other assets	81,730
TOTAL ASSETS	$ 77,197,303

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to related party	$ 2,098,331
Accounts payable and accrued expenses	689,883
TOTAL LIABILITIES	2,788,214
MEMBER'S EQUITY	74,409,089
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 77,197,303

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC (the "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, and engages in firm commitment underwritings in connection with the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—The Company only holds cash at financial institutions and did not hold any cash equivalents at December 31, 2016, or throughout the year then ended. At times during the year, cash balances may exceed the insured limit.

Receivables—Underwriting fees recognized but not received are included in underwriting fee receivables on the Statement of Financial Condition.

Transaction fees recognized but not received are included in fee receivables from related parties on the Statement of Financial Condition.

Payable to related party—The Company has a netting agreement with the Parent whereas payables and receivables between the Parent and the Company are set-off resulting in a single net receivable or payable amount in the receivable from related party or payable to related party on the Statement of Financial Condition ("Netting Agreement").

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the Financial Accounting Standards Board ("FASB") issued guidance regarding management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new guidance requires that management evaluate each annual and interim reporting period whether conditions exist that give rise to substantial doubt about the entity's ability to continue as a going concern within one year from the financial statement issuance date, and if so, provide related disclosures. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the financial statement issuance date. The new guidance applies to all companies. The guidance is effective for annual reporting periods ending after December 15, 2016, and for annual periods thereafter. This guidance did not have an impact on the Statement of Financial Condition of the Company.

In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard. The Company is currently in the process of implementing the new revenue guidance and is continuing to evaluate the effect. The Company expects to adopt the new revenue recognition guidance effective January 1, 2018.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash, receivables and accounts payables and accrued expenses.

5. MEMBER'S EQUITY

The Company distributed $200,000,000 to the Parent during the year ended December 31, 2016.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and will, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings. As of December 31, 2016, there were no matters that would have a material impact upon the Statement of Financial Condition.

The Company enters into underwriting commitments. Transactions relating to such commitments settled during the year and there were no commitments outstanding as of December 31, 2016.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the net capital rules. At December 31, 2016, the Company's net capital was $71,368,878, which exceeded the minimum requirement by $71,182,997. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There were three distribution payments throughout 2016 for a total of $200,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2016, the Company had a payable to related party of $2,098,331 and fee receivables from related parties of $1,093,793, respectively. There are no interest charges on payable to related party or fee receivables from related parties' balances.

Fee receivables from related parties balance of $1,093,793 consists of receivables from two portfolio companies.

At December 31, 2016 the Company had a net payable to the Parent of $2,098,331, included in the Statement of Financial Condition, related to the Servicing Agreement and Engagement Agreement as the Company has the right to offset.

10. SUBSEQUENT EVENTS

Subsequent to year end, the Company received approval from FINRA of a continuing membership application that authorizes the Company to conduct additional lines of business. In addition to the areas of business in which it currently engages, the Company is now authorized to: (a) actively engage in underwritings, on a firm commitment or best efforts basis, of publicly-offered debt or equity securities; (b) assist in transactions involving the refinancing of debt securities; (c) engage in proprietary investing and trading; and (d) assist with securitization offerings.

The Company also has obtained approval from FINRA to change the standard it uses to calculate its net capital requirement from the aggregate indebtedness standard to the alternative standard, as permitted by Rule 15c3-1(a)(1)(ii) under the Securities Exchange Act of 1934 ("Exchange Act"). As a result of electing the alternative standard, the Company will be required to maintain a minimum net capital of $250,000 or 2 percent of aggregate debit items computed in accordance with the Reserve Formula in Exhibit A to Rule 15c3-3 under the Exchange Act, whichever is greater. In connection with the membership application referenced above, the Company will claim the exemption in paragraph (k)(2)(ii) of Rule 15c3-3 rather than the exemption in paragraph (k)(2)(i).

*****